UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 53028 / December 28, 2005

ADMINISTRATIVE PROCEEDING
File No. 3-12099

In the Matter of	:	
AIR PACKAGING TECHNOLOGIES, INC.,	:	
APPAREL TECHNOLOGIES, INC.,	:	
CHANTAL PHARMACEUTICAL CORP.,	:	ORDER MAKING FINDINGS AND
CROWN LABORATORIES, INC.,	:	REVOKING REGISTRATIONS BY
DBS INDUSTRIES, INC.,	:	DEFAULT
DENTAL MEDICAL DIAGNOSTIC	:	
SYSTEMS, INC.,	:	
HYBRID NETWORKS, INC., and	:	
IPRINT TECHNOLOGIES, INC.	:	

On November 8, 2005, the Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP specified that it should be served on Respondents personally or by certified mail. (OIP at 4.) On November 8, 2005, the Office of the Secretary (Secretary) distributed 232 copies of the OIP. Respondents were required to file Answers to the allegations in the OIP within ten days after service. (OIP at 4.) As of the date of this order, no Respondent has filed an Answer. On December 2, 2005, the Office of the Secretary distributed 86 copies of the order setting a prehearing conference in the proceeding. No Respondent appeared at the prehearing conference on December 9, 2005.

On December 13, 2005, the Division of Enforcement (Division), acting pursuant to Rules 154(a), 155(a)(1), 155(a)(2), and 250 of the Commission's Rules of Practice, filed a motion for an order of default revoking the registration of each class of securities of each Respondent and, if default is not ordered, for leave to file a motion for summary disposition (Motion). 17 C.F.R. §§ 201.154(a)(1), .155(a)(1), .155(a)(2), .250. The Motion includes a sworn Declaration of David S. Frye (Declaration) with attached Exhibits 1-40. The Division maintains that each Respondent was served with the OIP on November 10, 2005, and that each Respondent failed to file an Answer within the time specified in the OIP.[1] (Motion at 1, 3.) As of the date of this order, no Respondent has filed in opposition to the Division's Motion.[2] 17 C.F.R. § 201.154(b).

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[1] Citing Rule 141(a)(2)(ii) of the Commission's Rules of Practice, the Division asserts that it perfected service pursuant to 8 Del. Code § 321 because the Respondents are all Delaware corporations. 17 C.F.R. § 201.141(a)(2)(ii).

[2] The Division served copies of the Motion on each Respondent by First Class U.S. Mail on the registered agent for service of process, and/or Delaware Division of Corporations, and/or the bankruptcy trustee.

FINDINGS

Service

The Commission's Rules of Practice specify that service can be made on corporations by, among other specified means, delivering the OIP to "any other agent authorized by appointment or by law to receive such notice." 17 C.F.R. § 201.141(a)(2)(ii). The Respondents are all incorporated in the State of Delaware. (Motion, Exhibits 1-6, 25-26.) Air Packaging Technologies, Inc. (Air Packaging), Apparel Technologies, Inc. (Apparel), DBS Industries, Inc. (DBS), Dental Medical Diagnostic Systems, Inc. (Dental Medical), and Hybrid Networks, Inc. (Hybrid Networks) each had a void status and iPrint Technologies, Inc. (iPrint) had a forfeited status under Delaware law when the Commission issued the OIP. (Motion at 1, Exhibits 1-6.) Respondents' most recent filings with the Commission and the State of Delaware also establish that Respondents did not have any officers, directors, or places of business in the State of Delaware. (Motion, Declaration at 2, Exhibits 7-12.). On November 10, 2005, these six Respondents were served with the OIP by personal service on the Delaware Secretary of State via the Delaware Division of Corporations. (Motion, Declaration at 3, Exhibit 13.) In addition, on November 10, 2005, the OIP was personally served on the registered agent identified on the Web site of the Delaware Division of Corporations for five of these six Respondents. According to the Web site, the sixth Respondent, iPrint, had no registered agent on record.[3] See https://sos-res.state.de.us/tin/GINamesSearch.jsp. (Motion, Declaration at 3, Exhibits 14-24.)

In November 2005, the two additional Respondents, Chantal Pharmaceutical Corp. (Chantal), and Crown Laboratories, Inc. (Crown), were Delaware corporations in good standing. (Motion, Declaration at 4, Exhibits 25-26.) On November 10, 2005, the registered agents for Chantal and Crown were served with the OIP. (Motion, Declaration at 4, Exhibits, 27-30.)

In addition to the measures described above, the OIP was personally served on Donald Ochacher, the president of Air Packaging, on November 20, 2005; Randy Stratt, a director of DBS, on November 11, 2005; and Michael Greenbaum, the president of Hybrid Networks, on November 18, 2005. (Motion, Declaration at 4-5, Exhibits 7 at 2, 9 at 2, 11 at 2, 31-33.)

I find that each Respondent: (1) was served with the OIP on November 10, 2005; and (2) is in default because it did not timely answer the allegations in the OIP, did not appear at the prehearing conference on December 9, 2005, of which it had notice, and did not reply to the Division's dispositive Motion, or otherwise defend the proceeding. Pursuant to Rule 155(a) of the Commission's Rules of Practice, I find the allegations in the OIP to be true. 17 C.F.R. §§ .201.155(a), .220(f), .221(f); OIP at 4.

Respondents

Air Packaging, Central Index Key (CIK) 1085117 and stock symbol AIRP, is located in Valencia, California, with common stock registered with the Commission under Section 12(g) of

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[3] According to the Division, in these circumstances, Delaware law permits service on iPrint by serving the Delaware Secretary of State. (Motion, Declaration 3-4, Exhibit 13.)

the Exchange Act.[4] Air Packaging is delinquent in its periodic filings, having last filed a periodic report for the period ended September 30, 2002. Air Packaging reported assets of $1,688,862, liabilities of $3,995,661, and a net loss of $2,352,676 for the nine months ended September 30, 2002. Air Packaging's common stock was quoted on the Pink Sheets as of August 26, 2005. For the six months ended November 2, 2005, Air Packaging had an average daily trading volume of 7,241 shares.

Apparel, CIK 908338 and stock symbol APTX, is located in Commerce, California, with common stock registered with the Commission under Section 12(g) of the Exchange Act. Apparel is delinquent in its periodic filings, having last filed a periodic report for the period ended February 28, 1998. Apparel reported assets of $3,759,000, liabilities of $5,419,000, and a net loss of $4,966,000 for the nine months ended February 28, 1998. On October 30, 1998, Apparel filed for bankruptcy under Chapter 7 in the United States Bankruptcy Court for the Central District of California. The bankruptcy proceeding closed on March 2, 2005, at which time the estate of Apparel had a zero balance. Apparel's common stock was quoted on the Pink Sheets as of August 26, 2005. For the six months ended November 2, 2005, Apparel had an average daily trading volume of 2,155 shares.

Chantal, CIK 721408 and stock symbol CHTL, is located in Los Angeles, California, with common stock registered with the Commission under Section 12(g) of the Exchange Act. Chantal is delinquent in its periodic filings, having last filed a periodic report for the period ended March 31, 1998. Chantal reported assets of $11,828,075, liabilities of $10,578,939, and a net loss of $4,268,112 for the nine months ended March 31, 1998. In a Form 8-K filed on October 13, 1998, Chantal stated that it had substantially curtailed its operations, and expressed doubt as to whether it could continue as a going concern. Chantal's common stock was quoted on the Pink Sheets as of August 26, 2005. For the six months ended November 2, 2005, Chantal had an average daily trading volume of 11,981 shares.

Crown, CIK 847385 and stock symbol CLWB, is located in Scottsdale, Arizona, with common stock registered with the Commission under Section 12(g) of the Exchange Act. Crown is delinquent in its periodic filings, having last filed a periodic report for the period ended June 30, 1998. Crown reported assets of $10,715,847, liabilities of $6,325,234, and a net loss of $2,138,770 for the six months ended June 30, 1998. Crown's common stock was quoted on the Pink Sheets as of August 26, 2005. For the six months ended November 2, 2005, Crown had an average daily trading volume of 3,774 shares.

DBS, CIK 857502 and stock symbol DBSS, is located in Mill Valley, California, with common stock registered with the Commission under Section 12(g) of the Exchange Act. DBS is delinquent in its periodic filings, having last filed a periodic report for the period ended March 31, 2002. DBS reported assets of $14,861,641, liabilities of $4,975,900, and a net loss of $2,311,196 for the three months ended March 31, 2002. DBS's common stock was quoted on the Pink Sheets as of August 26, 2005. For the six months ended November 2, 2005, DBS had an average daily trading volume of 10,834 shares.

Dental Medical, CIK 738194 and stock symbol DMDS, is located in Woodland Hills, California, with common stock registered with the Commission under Section 12(g) of the Exchange Act. Dental Medical is delinquent in its periodic filings, having last filed a periodic

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[4] The Commission uses its CIK numbers to identify filers.

report for the period ended December 31, 2000. Dental Medical reported assets of $12,809,065, liabilities of $12,997,786, and a net loss of $20,130,194 for the year ended December 31, 2000. On July 24, 2001, Dental Medical filed for bankruptcy under Chapter 7 in the United States Bankruptcy Court for the Central District of California. The bankruptcy proceeding closed on October 23, 2003, at which time Dental Medical's estate had a zero balance. Dental Medical's common stock was quoted on the Pink Sheets as of August 26, 2005. For the six months ended November 2, 2005, Dental Medical had an average daily trading volume of 776 shares.

Hybrid Networks, CIK 900091 and stock symbol HYBR, is located in San Jose, California, with common stock registered with the Commission under Section 12(g) of the Exchange Act. On June 29, 2000, the Commission obtained a permanent injunction against Hybrid Networks in the United States District Court for the Northern District of California. The injunction enjoined Hybrid Networks and its officers and agents from violating Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Hybrid Networks has violated that permanent injunction, having not filed a periodic report since the period ended March 31, 2002. Hybrid Networks reported assets of $2,120,000, liabilities of $14,798,000, and a net loss of $7,155,000 for the three months ended March 31, 2002. Hybrid Networks terminated all of its business operations and sold substantially all of its remaining assets in foreclosure on May 31, 2002. Hybrid Networks's common stock was quoted on the Pink Sheets as of August 26, 2005. For the six months ended November 2, 2005, Hybrid Networks had an average daily trading volume of 5,289 shares.

iPrint, CIK 1099795 and stock symbol IPRT, is located in Santa Clara, California, with common stock registered with the Commission under Section 12(g) of the Exchange Act. iPrint is delinquent in its periodic filings, having last filed a periodic report for the period ended June 30, 2002. iPrint reported assets of $15,503,000, liabilities of $15,091,000, and a net loss of $28,096,000 for the six months ended June 30, 2002. On October 22, 2002, iPrint assigned all of its assets for the benefit of its creditors. iPrint's common stock was quoted on the Pink Sheets as of August 26, 2005. For the six months ended November 2, 2005, iPrint had an average daily trading volume of 6,864 shares.

Delinquent Periodic Filings

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers with classes of securities registered pursuant to Section 12(g) of the Exchange Act to file with the Commission current and accurate information in annual and quarterly reports on Forms 10-K or 10-KSB and Forms 10-Q or 10-QSB, respectively. Based on the Respondents' failure to file required periodic reports, I find that each of the Respondents has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13.[5]

SANCTIONS

Section 12(j) of the Exchange Act authorizes the Commission where it is necessary or appropriate for the protection of investors to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the rules thereunder. I

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[5] Appendix 1, The Chart of Delinquent Filings, identifies all the delinquent periodic reports of the eight Respondents.

conclude on these facts that revocation of the registration of each class of each Respondent's registered securities is both necessary and appropriate for the protection of investors.

ORDER

I GRANT the Division's Motion for Default and ORDER that the registration of each class of registered securities of Air Packaging Technologies, Inc., Apparel Technologies, Inc., Chantal Pharmaceutical Corp., Crown Laboratories, Inc., DBS Industries, Inc., Dental Medical Diagnostic Systems, Inc., Hybrid Networks, Inc., and iPrint Technologies, Inc., is hereby REVOKED.

_____
Brenda P. Murray
Chief Administrative Law Judge

Appendix 1

Chart of Delinquent Filings
In the Matter of Air Packaging Technologies, Inc., et al.

Company Name	Form Type	Period Ended	Date Due	Date Received	Months Delinquent (rounded up)
Air Packaging Technologies, Inc.	*10-KSB*	12/31/02	3/31/03	Not filed	32
	10-QSB	3/31/03	5/15/03	Not filed	30
	10-QSB	6/30/03	8/14/03	Not filed	27
	10-QSB	9/30/03	11/14/03	Not filed	24
	10-KSB	12/31/03	3/30/04	Not filed	20
	10-QSB	3/31/04	5/17/04	Not filed	18
	10-QSB	6/30/04	8/16/04	Not filed	15
	10-QSB	9/30/04	11/15/04	Not filed	12
	10-KSB	12/31/04	3/31/05	Not filed	8
	10-QSB	3/31/05	5/16/05	Not filed	6
	10-QSB	6/30/05	8/15/05	Not filed	1
Total Filings Delinquent	11				
Apparel Technologies, Inc.	*10-K*	5/31/98	8/31/98	Not filed	75
	10-Q	8/31/98	10/15/98	Not filed	85
	10-Q	11/30/98	1/14/99	Not filed	82
	10-Q	2/28/99	4/14/99	Not filed	79
	10-K	5/31/99	8/30/99	Not filed	75
	10-Q	8/31/99	10/15/99	Not filed	73
	10-Q	11/30/99	1/14/00	Not filed	70
	10-Q	2/29/00	4/14/00	Not filed	67
	10-K	5/31/00	8/29/00	Not filed	63
	10-Q	8/31/00	10/16/00	Not filed	61
	10-Q	11/30/00	1/16/01	Not filed	58
	10-Q	2/28/01	4/16/01	Not filed	55
	10-K	5/31/01	8/29/01	Not filed	51
	10-Q	8/31/01	10/15/01	Not filed	49
	10-Q	11/30/01	1/14/02	Not filed	46
	10-Q	2/28/02	4/15/02	Not filed	43
	10-K	5/31/02	8/29/02	Not filed	39
	10-Q	8/31/02	10/15/02	Not filed	37
	10-Q	11/30/02	1/14/03	Not filed	34
	10-Q	2/28/03	4/14/03	Not filed	31
	10-K	5/31/03	8/29/03	Not filed	27

Company Name	Form Type	Period Ended	Date Due	Date Received	Months Delinquent (rounded up)
Apparel Technologies, Inc. (continued)	*10-Q*	8/31/03	10/15/03	Not filed	25
	10-Q	11/30/03	1/14/04	Not filed	22
	10-Q	2/28/04	4/13/04	Not filed	19
	10-K	5/31/04	8/30/04	Not filed	15
	10-Q	8/31/04	10/15/04	Not filed	13
	10-Q	11/30/04	1/14/05	Not filed	10
	10-Q	, 2/28/05	4/14/05	Not filed	7
	10-K	5/31/05	8/30/05	Not filed	3
	10-Q	8/31/05	10/17/2005	Not filed	1
Total Filings Delinquent	30				
Chantal Pharmaceutical Corp.	*10-K*	6/30/98	9/28/98	Not filed	86
	10-Q	9/30/98	11/16/98	Not filed	84
	10-Q	12/31/98	2/16/99	Not filed	81
	10-Q	3/31/99	5/17/99	Not filed	78
	10-K	6/30/99	9/28/99	Not filed	74
	10-Q	9/30/99	11/15/99	Not filed	72
	10-Q	12/31/99	2/14/00	Not filed	69
	10-Q	3/31/00	5/15/00	Not filed	66
	10-K	6/30/00	9/28/00	Not filed	62
	10-Q	9/30/00	11/14/00	Not filed	60
	10-Q	12/31/00	2/14/01	Not filed	57
	10-Q	3/31/01	5/15/01	Not filed	54
	10-K	6/30/01	9/28/01	Not filed	50
	10-Q	9/30/01	11/14/01	Not filed	48
	10-Q	12/31/01	2/14/02	Not filed	45
	10-Q	3/31/02	5/15/02	Not filed	42
	10-K	6/30/02	9/30/02	Not filed	38
	10-Q	9/30/02	11/14/02	Not filed	36
	10-Q	12/31/02	2/14/03	Not filed	33
	10-Q	3/31/03	5/15/03	Not filed	30
	10-K	6/30/03	9/29/03	Not filed	26
	10-Q	9/30/03	11/14/03	Not filed	24
	10-Q	12/31/03	2/17/04	Not filed	21
	10-Q	3/31/04	5/17/04	Not filed	18
	10-K	6/30/04	9/28/04	Not filed	14

Company Name	Form Type	Period Ended	Date Due	Date Received	Months Delinquent (rounded up)
Chantal Pharmaceutical Corp. (continued)	*10-Q*	9/30/04	11/15/04	Not filed	12
	10-Q	12/31/04	2/14/05	Not filed	9
	10-Q	3/31/05	5/16/05	Not filed	6
	10-Q	6/30/05	8/15/05	Not filed	1
Total Filings Delinquent	29				
Crown Laboratories, Inc.					
	10-QSB	9/30/98	11/16/98	Not filed	84
	10-KSB	12/31/98	3/31/99	Not filed	80
	10-QSB	3/31/99	5/17/99	Not filed	78
	10-QSB	6/30/99	8/16/99	Not filed	75
	10-QSB	9/30/99	11/15/99	Not filed	72
	10-KSB	12/31/99	3/30/00	Not filed	68
	10-QSB	3/31/00	5/15/00	Not filed	66
	10-QSB	6/30/00	8/14/00	Not filed	63
	10-QSB	9/30/00	11/14/00	Not filed	60
	10-KSB	12/31/00	4/2/01	Not filed	55
	10-QSB	3/31/01	5/15/01	Not filed	54
	10-QSB	6/30/01	8/14/01	Not filed	51
	10-QSB	9/30/01	11/14/01	Not filed	48
	10-KSB	12/31/01	4/1/02	Not filed	43
	10-QSB	3/31/02	5/15/02	Not filed	42
	10-QSB	6/30/02	8/14/02	Not filed	39
	10-QSB	9/30/02	11/14/02	Not filed	36
	10-KSB	12/31/02	3/31/03	Not filed	32
	10-QSB	3/31/03	5/15/03	Not filed	30
	10-QSB	6/30/03	8/14/03	Not filed	27
	10-QSB	9/30/03	11/14/03	Not filed	24
	10-KSB	12/31/03	3/30/04	Not filed	20
	10-QSB	3/31/04	5/17/04	Not filed	18
	10-QSB	6/30/04	8/16/04	Not filed	15
	10-QSB	9/30/04	11/15/04	Not filed	12
	10-KSB	12/31/04	3/31/05	Not filed	8
	10-QSB	3/31/05	5/16/05	Not filed	6
	10-QSB	6/30/05	8/15/05	Not filed	1
Total Filings Delinquent	28				

Company Name	Form Type	Period Ended	Date Due	Date Received	Months Delinquent (rounded up)
DBS Industries, Inc.					
	10-QSB	6/30/02	8/14/02	Not filed	39
	10-QSB	9/30/02	11/14/02	Not filed	36
	10-KSB	12/31/02	3/31/03	Not filed	32
	10-QSB	3/31/03	5/15/03	Not filed	30
	10-QSB	6/30/03	8/14/03	Not filed	27
	10-QSB	9/30/03	11/14/03	Not filed	24
	10-KSB	12/31/03	3/30/04	Not filed	20
	10-QSB	3/31/04	5/17/04	Not filed	18
	10-QSB	6/30/04	8/16/04	Not filed	15
	10-QSB	9/30/04	11/15/04	Not filed	12
	10-KSB	12/31/04	3/31/05	Not filed	8
	10-QSB	3/31/05	5/16/05	Not filed	6
	10-QSB	6/30/05	8/15/05	Not filed	1
Total Filings Delinquent	13				
Dental Medical Diagnostic Systems, Inc.	*10-QSB*	3/31/01	5/15/01	Not filed	54
	10-QSB	6/30/01	8/14/01	Not filed	51
	10-QSB	9/30/01	11/14/01	Not filed	48
	10-KSB	12/31/01	4/1/02	Not filed	43
	10-QSB	3/31/02	5/15/02	Not filed	42
	10-QSB	6/30/02	8/14/02	Not filed	39
	10-QSB	9/30/02	11/14/02	Not filed	36
	10-KSB	12/31/02	3/31/03	Not filed	32
	10-QSB	3/31/03	5/15/03	Not filed	30
	10-QSB	6/30/03	8/14/03	Not filed	27
	10-QSB	9/30/03	11/14/03	Not filed	24
	10-KSB	12/31/03	3/30/04	Not filed	20
	10-QSB	3/31/04	5/17/04	Not filed	18
	10-QSB	6/30/04	8/16/04	Not filed	15
	10-QSB	9/30/04	11/15/04	Not filed	12
	10-KSB	12/31/04	3/31/05	Not filed	8
	10-QSB	3/31/05	5/16/05	Not filed	6
	10-QSB	6/30/05	8/15/05	Not filed	1
Total Filings Delinquent	18				

Company Name	Form Type	Period Ended	Date Due	Date Received	Months Delinquent (rounded up)
Hybrid Networks, Inc.					
	10-Q	6/30/02	8/14/02	Not filed	39
	10-Q	9/30/02	11/14/02	Not filed	36
	10-K	12/31/02	3/31/03	Not filed	32
	10-Q	3/31/03	5/15/03	Not filed	30
	10-Q	6/30/03	8/14/03	Not filed	27
	10-Q	9/30/03	11/14/03	Not filed	24
	10-K	12/31/03	3/30/04	Not filed	20
	10-Q	3/31/04	5/17/04	Not filed	18
	10-Q	6/30/04	8/16/04	Not filed	15
	10-Q	9/30/04	11/15/04	Not filed	12
	10-K	12/31/04	3/31/05	Not filed	8
	10-Q	3/31/05	5/16/05	Not filed	6
	10-Q	6/30/05	8/15/05	Not filed	1
Total Filings Delinquent	13				
iPrint Technologies, Inc.	*10-Q*	9/30/02	11/14/02	Not filed	36
	10-K	12/31/02	3/31/03	Not filed	32
	10-Q	3/31/03	5/15/03	Not filed	30
	10-Q	6/30/03	8/14/03	Not filed	27
	10-Q	9/30/03	11/14/03	Not filed	24
	10-K	12/31/03	3/30/04	Not filed	20
	10-Q	3/31/04	5/17/04	Not filed	18
	10-Q	6/30/04	8/16/04	Not filed	15
	10-Q	9/30/04	11/15/04	Not filed	12
	10-K	12/31/04	3/31/05	Not filed	8
	10-Q	3/31/05	5/16/05	Not filed	6
	10-Q	6/30/05	8/15/05	Not filed	1
Total Filings Delinquent	12				